Mail Stop 4561

June 13, 2007

Mr. James C. Edenfield
Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

>   **Re: American Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2006**
>   **Form 10-Q for the Quarterly Period Ended July 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2006**
>   **Form 10-Q for the Quarterly Period Ended January 31, 2007**
>   **File No. 000-12456**

Dear Mr. Edenfield:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>
>   Stephen Krikorian
>   Accounting Branch Chief